Exhibit 99.1

Annual General Meeting

The Registrant hereby announces that at the Annual General Meeting of shareholders held on December 16, 2020, the following proposed resolutions were adopted:

1.

To re-elect and elect (as applicable) the following to serve as directors on the Company’s Board of Directors for such terms as set forth below, and until their successors have been duly elected and qualified:

a.       Michael Osborne – for a term of 3 years (Class A);

b.       Eyal Cohen – for a term of 2 years (Class B).

Mr. Ralph Sassun was not re-elected to the Board of Directors.

2.	To approve the New Compensation Policy;

3.	To approve the grant of options to the Company's Chairman;

4.	To approve the cancellation of the nominal value of the Company’s Ordinary Shares;

5.	To approve an increase of the Company’s authorized share capital;

6.	To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2020, and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on November 4, 2020.